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                           THE DIALOG CORPORATION PLC
                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF THE OUTSTANDING
                     11% SENIOR SUBORDINATED NOTES DUE 2007
                                      AND
                          SOLICITATION OF CONSENTS FOR
                         AMENDMENT OF RELATED INDENTURE

 THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE") AS PROVIDED IN THE STATEMENT. HOLDERS OF NOTES MUST TENDER THEIR NOTES AND PROVIDE THEIR CONSENTS (AS DEFINED BELOW) ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER PAYMENT (AS DEFINED BELOW). TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXECUTION OF THE SUPPLEMENTAL INDENTURE (AS DEFINED HEREIN).

                                                                  March 24, 2000

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

    We are enclosing herewith the materials listed below relating to the offer (the "Offer") by The Dialog Corporation plc, a company incorporated in England and Wales (the "Company"), to purchase any and all of its outstanding 11% Senior Subordinated Notes due 2007 (the "Notes"), at a purchase price equal to
(i) $1,000 per $1,000 principal amount of the Notes, plus (ii) accrued and unpaid interest up to, but not including, the Payment Date (as defined in the Statement), ((i) plus (ii), the "Tender Payment"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated March 24, 2000 (as it may be supplemented and amended from time to time, the "Statement") and in the related Consent and Letter of Transmittal. Simultaneously with the Offer, the Company is seeking consents (the "Consents") to the Proposed Amendments (as defined in the Statement).

    Only Holders of record at the close of business on March 24, 2000 (each a "Record Holder") will be entitled to provide Consents to the Proposed Amendments.

    Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Payment are required to provide Consents to the Proposed Amendments. Tenders of Notes may not be withdrawn after the Expiration Date and consents may not be revoked after the execution of the Supplemental Indenture. Current Holders of the Notes who are not Record Holders must obtain a Consent Proxy properly executed by such Record Holder and deliver such Consent Proxy together with the Consent and Letter of Transmittal in order to provide a valid Consent. Accordingly, the proper tender by a Holder of a Note pursuant to the Offer will constitute the providing of Consents by such Holder to the Proposed Amendments with respect to the principal amount of the Notes so tendered.

    For your information and for forwarding to your clients, for whom you hold Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

        1. OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT dated March 24, 2000.

        2. CONSENT AND LETTER OF TRANSMITTAL for your use and for the information of your clients, together with GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9, providing information relating to backup federal income tax withholding.

        3. NOTICE OF GUARANTEED DELIVERY to be used to accept the Offer if the Notes and all other required documents cannot be delivered to the Depositary by the Expiration Date.
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        4. A printed form of a "TO OUR CLIENTS" letter, including a Letter of
    Instructions, which may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer and the Consent Solicitation. This form will enable your clients to tender, and provide Consents with respect to, any and all Notes that they own.

        5. Return envelope addressed to the Depositary.

    WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

    Any inquiries you may have with respect to the Offer should be addressed to D.F. King & Co., Inc., the Information Agent for the Offer and the Solicitation, at the address and telephone number set forth on the back cover page of the Statement or to Wasserstein Perella & Co., Inc., the Dealer Manager for the Offer and the Solicitation Agent for the Solicitation, at the telephone numbers set forth on the back cover page of the Statement. Additional copies of the enclosed materials may be obtained from the Information Agent.

                                          Very truly yours,

                                          Wasserstein Perella & Co., Inc.

    NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE DIALOG CORPORATION PLC, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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